Exhibit 99.1

Alibaba Group Announces Changes to Composition of Board Committees

Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba Group” or the “Company”) announces the appointment of Irene Yun-Lien Lee, an independent director, as chairwoman of the Company’s nominating and corporate governance committee, and Albert Kong Ping Ng, an independent director, as a member of the Company’s audit committee, both effective on November 16, 2022.

Following these appointments, the Company’s nominating and corporate governance committee comprises Irene Yun-Lien Lee (chairwoman), Jerry Yang and Joseph C. Tsai, and the Company’s audit committee comprises Walter Teh Ming Kwauk (chairman), Wan Ling Martello, Weijian Shan and Albert Kong Ping Ng.

November 17, 2022